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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

LIBERTY MEDIA CORPORATION
(Name of Subject Company (issuer))

LIBERTY MEDIA CORPORATION
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

SERIES A COMMON STOCK
SERIES B COMMON STOCK
(Title of Classes of Securities)

530718105
(CUSIP Number of Series A common stock)

530718204
(CUSIP Number of Series B common stock)

CHARLES Y. TANABE, ESQ.
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
12300 LIBERTY BOULEVARD
ENGLEWOOD, COLORADO 80112
(720) 875-5400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

STEVEN D. MILLER, ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable	Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Liberty Media Corporation Announces Cash Tender Offer for 25 Million Shares of
its Series A Common Stock and One Million Shares of its Series B Common Stock

April 8, 2002

        ENGLEWOOD, Colorado—Liberty Media Corporation (NYSE: L, LMC.B) announced today its offer to purchase up to 25 million shares of its Series A common stock and up to one million shares of its Series B common stock, at a purchase price of $13 per share in cash. The offer is expected to commence on Wednesday, April 10, 2002 and to expire, unless extended, at 5:00 P.M., Eastern Time, on May 8, 2002.

        The funds required for Liberty Media to complete the purchase will come from its available cash.

        The dealer manager for the offer is J.P. Morgan Securities Inc. and the information agent is D.F. King & Co., Inc. The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of Liberty Media's common stock.

        None of Liberty Media, its board of directors, the executive committee of its board of directors, the dealer manager or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the offer.

        This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell shares of Liberty Media's common stock. Stockholders should carefully read the offer to purchase, letter of transmittal and related materials when they are available because they contain important information. Stockholders may obtain a free copy (when available) of the offer to purchase, letter of transmittal and other documents relating to the offer at the Securities and Exchange Commission's web site at www.sec.gov or from the information agent, D.F. King & Co., Inc. (800-829-6551).

        Liberty Media Corporation (NYSE: L, LMC.B) owns interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses. Liberty Media and its affiliated companies operate in the United States, Europe, South America and Asia with some of the world's most recognized and respected brands, including Encore, STARZ!, Discovery, USA, QVC, Court TV and Sprint PCS.

Contact:
Mike Erickson
877-772-1518

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Liberty Media Corporation Announces Cash Tender Offer for 25 Million Shares of its Series A Common Stock and One Million Shares of its Series B Common Stock